UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13D
         Under the Securities Exchange Act of 1934

                     (Amendment No. 5)

                 M.H. Meyerson & Co., Inc.
-----------------------------------------------------------
                     (Name of Issuer)

               Common Stock, $.01 par value
-----------------------------------------------------------
              (Title of Class of Securities)

                          55301Q
-----------------------------------------------------------
                      (CUSIP Number)

                      Gregg Giaquinto
                  111 Broadway, 3rd Floor
                 New York, New York 10006
-----------------------------------------------------------
       (Name, Address and Telephone Number of Person
    Authorized To Receive Notices and Communications)

                    September 14, 2000
-----------------------------------------------------------
  (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of

Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
















































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


CUSIP No.: 55301Q

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification No. of Above Person

         Electronic Trading Group, L.L.C. - ID #133802811

2.  Check the Appropriate Box if a Member of a Group

         a.   [ ]
         b.   [ ]

3.  SEC Use Only

4.  Source of Funds

         WC - See Item 3

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(D) or 2(E)

              [ ]


6.  Citizenship or Place of Organization

         Illinois

Number of Shares Beneficially Owned by Each Reporting Person
With:

    7.   Sole Voting Power:

         See Item 5

    8.   Shared Voting Power:

         See Item 5

    9.   Sole Dispositive Power:

         See Item 5

    10.  Shared Dispositive Power:

         See Item 5





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


11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

         551,200 - See Item 5 (not to be construed as an admission of beneficial ownership)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

         [ ]

13. Percent of Class Represented by Amount in Row (11)

         8.4% - See Item 5

14. Type of Reporting Person

         B/D

































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


CUSIP No.: 55301Q

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Robert Kanter - ID #051321390

2.  Check the Appropriate Box if a Member of a Group

         a.   [ ]
         b.   [ ]

3.  SEC Use Only

4.  Source of Funds

         N/A

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(D) or 2(E)

              [ ]

6.  Citizenship or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

    7.   Sole Voting Power:

         See Item 5

    8.   Shared Voting Power:

         See Item 5

    9.   Sole Dispositive Power:

         See Item 5

    10.  Shared Dispositive Power:

         See Item 5






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


11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

         551,200 - See Item 5 (not to be construed as an admission of beneficial ownership)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

         [ ]

13. Percent of Class Represented by Amount in Row (11)

         8.4% - See Item 5

14. Type of Reporting Person

         IN

































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



    Electronic Trading Group, L.C.C. hereby amends and supplements the Schedule 13D dated as of April 17, 2000 originally filed with the Securities and Exchange
    Commission (the "SEC") on April 27, 2000 as amended by
    (i) Amendment No. 1 dated as of April 24, 2000 filed with the SEC on April 28, 2000; (ii) Amendment No. 2 dated as of May 24, 2000 filed with the SEC on May 26, 2000; (iii) Amendment No. 3 dated as of July 27, 2000 filed with the SEC on August 1, 2000 and (iv) Amendment
    No. 4 dated as of September 5, 2000 filed with the SEC on September 12, 2000 (the "Schedule") as follows:

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Schedule is hereby amended by inserting the following at the end of the first paragraph thereof:

         From September 12, 2000 to September 14, 2000, the Company purchased and sold shares of the Issuer's Common Stock resulting in an aggregate net purchase of 14,500 additional shares through open market transactions at average daily prices ranging from $4.9375 to $7.1250 per share, for a net purchase price of $49,312.09, all of which was paid in cash that was deducted from the Company's working capital. 27,000 shares were purchased through an account at Spear, Leeds & Kellogg ("SLK"), a broker-dealer, pursuant to arrangements under which SLK may be deemed to have extended credit in connection with such purchases.


         Item 3 of the Schedule is hereby further amended by inserting the following at the end thereof:

         From September 6, 2000 to September 13, 2000, an affiliate of the Company purchased and sold shares of the Issuer's Common Stock resulting in an aggregate net sale of 81,300 shares through open market transactions at average daily prices ranging from $5.2813 to $6.3125 per share, for a net sale price of $468,309.38. 24,100 shares were purchased through an account at SLK pursuant to arrangements under which SLK may be deemed to have extended credit in connection with such purchases. As of




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


         September 13, 2000 the affiliate no longer held any shares of the Issuer.

Item 4.  Purpose of Transactions

         Item 4 of the Schedule is hereby deleted in its entirety and replaced with the following:

         The Company may buy or sell additional shares of the Issuer in the open market, depending on business and market conditions, share price, its continuing evaluations of the business and prospects of the Issuer and other factors.

         Although it has no current plans to do so, as was the case before the sales of shares of the Issuer reported herein, the Company may in the future:

         1.  engage in an extraordinary corporate
         transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; or

         2. acquire a sufficient number of additional shares to exercise control of the Issuer.

         The Company has no present plans to engage in any of the other actions listed in Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         Item 5(a) of the Schedule is hereby deleted in its entirety and replaced with the following:

         The Company beneficially owns, in the aggregate, 551,200 shares of the Issuer's Common stock which constitutes 8.4% of the Issuer's outstanding Common
         Stock as of September 5, 2000.

         Item 5(b) of the Schedule is hereby deleted in its entirety and replaced with the following:

         Of the 551,200 shares of Common Stock beneficially owned by the Company, Mr. Kanter may be deemed to share with the Company (i) the power to vote or direct the vote of all of the shares and (ii) the




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


         power to dispose or direct the disposition of all the shares.

         Item 5(c) of the Schedule is deleted in its entirety and replaced with the following:

         As shown in Addendum 1 hereto, from September 12,
         2000 to September 14, 2000, the Company made a net purchase of 14,500 additional shares of the Issuer's Common Stock in open market transactions.
         As shown on Addendum 2 hereto, from September 6,
         2000 to September 13, 2000, an affiliate of the Company purchased and sold shares of the Issuer's
         Common Stock resulting in an aggregate net sale of 81,300 shares.

Item 7.  Material to be Filed as Exhibits


         Item 7.1 of the Schedule is hereby amended by deleting "September 5, 2000" in the third line and inserting "September 14, 2000" in lieu thereof.

         Item 7.2 of the Schedule is hereby amended by deleting "September 5, 2000" in the third line and inserting "September 14, 2000" in lieu thereof.

























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


         Addendum 1 to the Schedule is hereby amended by inserting the following at the end thereof:

                Shares     Shares                 Average Price Per Share
  Date       Purchased     (Sold)   Position       (Excluding commission)

9/12/00          5,000               541,700                 4.9375
9/12/00          2,800               544,500                 4.9688
9/13/00          3,000               547,500                 5.4375
9/13/00          5,000               552,500                 5.5000
9/13/00          8,700               561,200                 5.5625
9/13/00          8,000               569,200                 5.6250
9/13/00          1,000               570,200                 5.0652
9/13/00          2,000               572,200                 5.7188
9/14/00                   (1,500)    570,700                 6.0000
9/14/00                     (300)    570,400                 6.1250
9/14/00                   (1,000)    569,400                 6.1875
9/14/00                   (1,000)    568,400                 6.2500
9/14/00                     (100)    568,300                 6.2813
9/14/00                   (1,000)    567,300                 6.3125
9/14/00                   (4,000)    563,300                 6.3750
9/14/00                   (5,000)    558,300                 6.4375
9/14/00                   (6,000)    552,300                 6.5000
9/14/00                   (2,600)    549,700                 6.5625
9/14/00                   (1,000)    548,700                 6.6250
9/14/00                   (1,000)    547,700                 6.6875
9/14/00                   (2,000)    545,700                 6.7500
9/14/00                   (1,000)    544,700                 6.8750
9/14/00                   (1,000)    543,700                 6.9375
9/14/00                   (3,000)    540,700                 7.0000
9/14/00                   (1,000)    539,700                 7.0625
9/14/00                     (900)    538,800                 7.1250
9/14/00                   (1,000)    537,800                 6.5625
9/14/00                   (1,000)    536,800                 6.5625
9/14/00                   (1,000)    535,800                 6.5625
9/14/00                   (1,000)    534,800                 6.6250
9/14/00                   (1,000)    533,800                 6.6250
9/14/00                   (1,000)    532,800                 6.6250
9/14/00                     (600)    532,200                 6.6875
9/14/00            300               532,500                 5.9375
9/14/00            900               533,400                 6.1250
9/14/00          4,000               537,400                 6.1875
9/14/00          3,000               540,400                 6.2500
9/14/00          4,000               544,400                 6.3125
9/14/00                     (200)    544,200                 6.3750
9/14/00          3,000               547,200                 6.3750
9/14/00          4,000               551,200                 6.4375
___________________________________________________________________



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


Subtotal from
9/12/00 to      54,700
9/14/00

Aggregate
8/18/00
Position       536,700

Total as of    699,800  (148,600)    551,200                 4.4483
9/14/00









































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


         Addendum 2 to the Schedule is hereby amended by inserting the following at the end thereof:

                Shares     Shares                 Average Price Per Share
  Date       Purchased     (Sold)   Position       (Excluding commission)
9/6/00           1,000                82,300                 5.2813
9/6/00           2,500                84,800                 5.3125
9/6/00           2,500                87,300                 5.3438
9/6/00           2,500                89,800                 5.3750
9/6/00             400                90,200                 5.4375
9/6/00           2,500                92,700                 5.5000
9/6/00                    (1,500)     91,200                 5.5000
9/6/00                    (2,500)     88,700                 5.5625
9/6/00                      (300)     88,400                 5.6250
9/7/00             400                88,800                 5.3750
9/7/00           2,500                91,300                 5.4375
9/7/00             200                91,500                 5.5000
9/7/00             500                92,000                 5.5000
9/7/00                    (4,400)     87,600                 5.4375
9/7/00                      (100)     87,500                 5.6875
9/7/00                      (200)     87,300                 6.0000
9/8/00           2,500                89,800                 5.3125
9/8/00             100                89,900                 5.3750
9/8/00             100                90,000                 5.3750
9/8/00                    (1,000)     89,000                 5.5000
9/8/00                    (2,500)     86,500                 5.5625
9/8/00                    (2,500)     84,000                 5.6250
9/8/00                      (100)     83,900                 5.6250
9/8/00                      (600)     83,300                 5.6875
9/11/00          3,900                87,200                 5.3750
9/11/00          2,500                89,700                 5.5000
9/11/00                     (300)     89,400                 5.5000
9/11/00                     (200)     89,200                 5.6094
9/11/00                   (1,500)     87,700                 5.6250
9/11/00                   (2,000)     85,700                 5.6875
9/11/00                     (600)     85,100                 5.7500
9/11/00                   (1,700)     83,400                 5.7500
9/11/00                   (1,000)     82,400                 5.7500
9/11/00                     (200)     82,200                 5.8125
9/11/00                   (2,000)     80,200                 5.8125
9/11/00                   (2,500)     77,700                 5.8750
9/12/00                     (100)     77,600                 5.1250
9/12/00                     (100)     77,500                 5.1563
9/12/00                     (800)     76,700                 5.2500
9/12/00                     (100)     76,600                 5.5000
9/13/00                   (1,000)     75,600                 5.2500
9/13/00                   (1,000)     74,600                 5.2500
9/13/00                   (1,000)     73,600                 5.3125



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


9/13/00                   (1,000)     72,600                 5.3125
9/13/00                   (1,000)     71,600                 5.3750
9/13/00                   (1,000)     70,600                 5.3750
9/13/00                   (1,000)     69,600                 5.3750
9/13/00                   (1,000)     68,600                 5.4375
9/13/00                   (1,000)     67,600                 5.4375
9/13/00                   (1,000)     66,600                 5.5000
9/13/00                   (1,000)     65,600                 5.5625
9/13/00                   (1,000)     64,600                 5.5625
9/13/00                   (1,000)     63,600                 5.5625
9/13/00                   (5,000)     58,600                 5.5625
9/13/00                   (1,000)     57,600                 5.5625
9/13/00                   (1,000)     56,600                 5.5625
9/13/00                  (10,000)     46,600                 5.5625
9/13/00                  (10,000)     36,600                 5.5625
9/13/00                   (3,000)     33,600                 5.5625
9/13/00                   (1,600)     32,000                 5.5625
9/13/00                   (1,000)     31,000                 5.6250
9/13/00                   (1,000)     30,000                 5.6250
9/13/00                   (1,000)     29,000                 5.6250
9/13/00                   (1,000)     28,000                 5.7500
9/13/00                   (1,000)     27,000                 5.7500
9/13/00                   (5,000)     22,000                 5.8125
9/13/00                   (1,000)     21,000                 5.8750
9/13/00                   (1,000)     20,000                 5.8750
9/13/00                   (1,000)     19,000                 5.9375
9/13/00                   (1,000)     18,000                 5.9375
9/13/00                   (1,000)     17,000                 5.9375
9/13/00                   (1,000)     16,000                 5.9375
9/13/00                   (1,000)     15,000                 5.9688
9/13/00                   (1,000)     14,000                 5.9688
9/13/00                   (1,000)     13,000                 5.9688
9/13/00                   (1,000)     12,000                 5.9688
9/13/00                   (1,000)     11,000                 6.0000
9/13/00                   (1,000)     10,000                 6.0000
9/13/00                   (1,000)      9,000                 6.0000
9/13/00                   (1,000)      8,000                 6.0000
9/13/00                   (1,000)      7,000                 6.0625
9/13/00                   (1,000)      6,000                 6.0625
9/13/00                   (1,000)      5,000                 6.1875
9/13/00                   (1,000)      4,000                 6.1875
9/13/00                   (1,000)      3,000                 6.2500
9/13/00                   (1,000)      2,000                 6.2500
9/13/00                   (1,000)      1,000                 6.2500
9/13/00                   (1,000)          0                 6.3125
____________________________________________________________________
Subtotal from
9/6/00 to       24,100



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


9/14/00

Aggregate
9/5/00
Position        81,300

Total as of    135,700  (135,700)          0                 5.3338
9/14/00











































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                         SIGNATURE

         After reasonable inquiry and to the best of his or its knowledge and belief, the undersigneds hereby certify that the information set forth in this statement is true, complete and correct.

                          ELECTRONIC TRADING GROUP, L.L.C.

                              /s/ Robert Kanter
                              ________________________
                          By:     Robert Kanter

                          Title:  Member Manager
                          Date:   September 14, 2000


                          ROBERT KANTER

                                  /s/ Robert Kanter
                                  ______________________
                          Date:   September 14, 2000






























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